FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 26, 2006 announcing that its NASDAQ ticker symbol for the Company’s Ordinary shares changed to GILT from GILTF. The Company’s shares started trading under the new ticker symbol, GILT, at the start of trading on April 26, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: April 26th, 2006

Gilat Satellite Networks Announces NASDAQ Ticker Symbol Change To “GILT”

Petah Tikva, Israel, April 26, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) (Nasdaq: GILTF), announced today that its NASDAQ ticker symbol for the Company’s Ordinary shares changed to GILT from GILTF. The Company’s shares started trading under the new ticker symbol, GILT, at the start of trading on April 26, 2006.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Investor Contacts:

USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425; e-mail: apriest@hfgcg.com

Israel
Noam Tepper
Financial Access
tel: +972 (3) 757 5081; e-mail: noamt@faccess.co.il